August 8, 2025

Blake N. Johnson
Chief Financial Officer
Granite Point Mortgage Trust Inc.
3 Bryant Park, Suite 2400A
New York, NY 10036

       Re: Granite Point Mortgage Trust Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           File No. 001-38124
Dear Blake N. Johnson:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2024
Notes to the Consolidated Financial Statements
Note 3. Loans Held-for-Investment, Net of Allowance for Credit Losses, page 73

1.     We note your disclosure disaggregating your loan portfolio by property type,
       geography, risk rating and vintage. Please tell us what consideration you have given to providing additional disclosure disaggregated by other relevant characteristics
       material to an investor   s understanding of your loan portfolio (e.g.,
current weighted
       average loan-to-value ratios, occupancy rates, etc.).
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 with any questions.
 August 8, 2025
Page 2



                 Sincerely,

                 Division of Corporation Finance
                 Office of Real Estate & Construction